November 3, 2022

Via EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                David Gessert

Re:	HBT Financial, Inc. Registration Statement on Form S-4 Initially filed on October 17, 2022 File Number 333-267895

Ladies and Gentlemen:

HBT Financial, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-4, File No. 333-267895, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on Monday, November 7, 2022 or as soon thereafter as practicable.

Please contact James M. Kane of Vedder Price P.C., special counsel to the Company, at (312) 609-7533, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Sincerely,

HBT FINANCIAL, INC.

By:	/s/ J. Lance Carter
Name:	J. Lance Carter
Title:	President and Chief Operating Officer

[Signature Page to Acceleration Request]